Exhibit 99.h4

WEDGEWOOD INVESTMENT GROUP, INC.

POLICY ON

PERSONAL SECURITIES TRANSACTIONS

A.   Rule applicable to all directors, officers and employees of Wedgewood Investment Group, Inc. (the “Company”) and any subsidiaries thereof.

Under federal securities laws, no person may trade the securities of a company while in possession of “material inside information” about that company.   Directors, officers and employees may not trade any security issued by the Company or any of its affiliates while in possession of material information about the Company.  Directors, officers and employees of the Company are also prohibited from trading the securities of any other company while in possession of material inside information about the company which was acquired in the insider’s capacity as a director, officer or employee of the Company.  “Material inside information” is non-public information which would reasonably be expected to either (i) affect the price of the securities of the company to which it pertains or (ii) be important to an investor in deciding whether to buy, sell or hold a security of the company to which it pertains.

This means the following with respect specifically to certain Company employee benefit plans:

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401(k) Plan.   An employee having material inside information regarding the Company may not (i) transfer funds into or out of the Company stock fund of the 401(k) plan or (ii) make an election to participate in or terminate an interest in, or increase or decrease an existing election in, the Company stock fund.  However, ongoing purchases of Company stock through the plan pursuant to a prior election are not prohibited.

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Other Company stock purchase plans.   An employee having material inside information regarding the Company may not sign up for or terminate an interest in, or increase or decrease participation in, the employee stock purchase plan or the dividend reinvestment plan.  However, ongoing purchases through those plans pursuant to a prior election are not prohibited.

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Options.  An employee may exercise an employee stock option at any time, but any stock acquired upon such exercise may not be sold (whether by means of a cashless exercise or otherwise) if the employee has material inside information regarding the Company.  At any time, however, an employee may deliver the Company stock already owned to pay the option exercise price and taxes.

B.   Additional rule applicable to all Company officers with the title of Senior Vice President or higher, and all persons in the following departments: Finance, Treasury, Legal/Compliance, Audit, Tax, Corporate Development, Corporate Communications, Credit Risk Management, Enterprise Risk Management and Commercial Asset Review.

1.  Blackout Periods

Quarterly blackout periods.

These persons may not trade in the Company securities during a blackout period which begins on the first day of the last month of each calendar quarter (December, March, June and September) and ends two trading days after the public release of the Company’s earnings for such quarter.   (Thus, for example, during the second quarter, the blackout period begins on June 1 and continues through two trading days after the release of earnings in July.)  This applies to (i) open market purchases, (ii) a sale of securities following exercise of an employee stock option (including a sale by way of a cashless exercise), (iii) signing up for or terminating an interest in, or increasing or decreasing participation in, the employee stock purchase plan or the dividend reinvestment plan, and (iv) if the person is a Section 16 reporting person, a transfer of funds into or out of the Company stock fund of the 401(k) plan or an election to participate in or terminate an interest in, or an increase or decrease of an existing election in, the Company stock fund.

However, non-Section 16 reporting persons may transfer funds into or out of the Company stock fund of the 401(k) plan or make an election to participate in or terminate an interest in, or an increase or decrease of an existing election in, the Company stock fund if they do not possess any material inside information during the quarterly blackout periods.  In addition, ongoing purchases through the employee stock purchase, dividend reinvestment or 401(k) plan pursuant to a prior election by any employee are permitted at any time., they are not subject to the blackout period.

The Chief Executive Officer of the Company, in consultation with the General Counsel, may permit transactions during the blackout period upon request where the person making the request is not in possession of material inside information.

Temporary blackout periods.  The Company may also institute temporary blackout periods in the event of a material corporate developments.  Notice of this will be distributed by means of a written or electronic communication specifying the duration of the blackout period and the persons subject to it.

Written Plan.

The limitations of the blackout periods shall not apply to trading in the Company securities pursuant to a “written plan for trading securities” provided that such plan meets the requirements of SEC Rule 10b5-1 and is approved in advance by the Company’s Board of Directors.

2.  Selling short.

These persons may not at any time sell Company securities they do not own.

3.  Options.

These persons may not at any time buy or sell options on Company securities except in accordance with a program approved by the Company Board of Directors or a trade cleared by the General Counsel.

C.  Additional rules applicable to proposed acquisitions.

Whenever the Company is actively considering a particular company for acquisition or for another significant business relationship (such as a joint venture) or whenever another company is considering acquiring the Company, all the Company employees involved in, or aware of, due diligence or other planning for or attention to the acquisition or business relationship are prohibited from trading in any securities of the Company and any securities of the other company.

Except with respect to Directors and Executive Officers (see section D.3 below) and unless as otherwise announced by the Legal Department, this prohibition will continue through two trading days following the public announcement of the acquisition or relationship.  If the Company does not enter into an agreement relating to the acquisition or relationship, this prohibition will terminate as announced by the Legal Department.

D.  Additional rules for Company directors and executive officers (i.e. Section 16 reporting persons).

1.   Pre-clearance and reporting.

Any trade of the Company securities by a Company director or executive officer, or a family member sharing the same household or a corporation or trust they control, must be pre-cleared with the General Counsel prior to the trade, and the Company’s General Counsel may, in his discretion, require directors and executive officers to obtain such pre-clearance up to five trading days prior to engaging in any such trade.  Any trade must be reported promptly to the General Counsel once made.

2.  Options and other stock plans.

The exercise of the Company stock options and/or the sale of stock acquired upon an exercise; the transfer of funds into and out of the Company stock fund in the 401(k) plan; and other transactions in the Company stock plans are subject to special rules and the General Counsel must be contacted before any such transaction is conducted.

3.   Mergers and Acquisitions.

Complex rules exist for directors and officers which restrict trading in the securities of the Company and the securities of the other company during the period beginning with the announcement of a merger or acquisition transaction and ended with the completion of the transaction.  Please refer to the Policy on Material Non-Public Information for Directors, Executive Officers and Affiliates for a brief explanation of these rules.

Note:   This policy applies to personal securities transactions by the Company’s officers, directors and employees identified above and also applies to:

(a) transactions for accounts in which the Company director, officer or employee has an interest or ability to influence transactions, and

(b)  transactions by the director’s, officer’s or employee’s spouse or any other member of their household unless (i) the household member’s investment decisions are made independently of the Company director, officer or employee and (ii) the household member has not received inside information about the issuer of the security.  It must be understood, however, that the director, officer and employee and/or the household member will bear the burden of demonstrating that the household member has not received inside information.  Furthermore, Company directors and executive officers are subject to special rules in this regard and any proposed transaction in Company securities by a corporation or trust they control or by a family member sharing the same household must be discussed in advance with the Company’s General Counsel.

If you have any questions regarding this policy, please contact the Company’s General Counsel or Assistant General Counsel.

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